Exhibit 99.1

IsoEnergy Announces Results Following Annual General Meeting of Shareholders

TORONTO, June 25, 2025 /CNW/ - IsoEnergy Ltd. ("IsoEnergy" or the "Company") (NYSE American: ISOU) (TSX: ISO) is pleased to announce that shareholders of the Company ("Shareholders") have approved all matters brought before the annual general meeting of Shareholders (the "Meeting") held virtually today, as outlined in the management information circular of the Company dated May 9, 2025 (the "Circular") prepared in connection with the Meeting.

A total of 30,745,294 common shares of the Company, representing 63.95% of the issued and outstanding shares of the Company as at the record date were represented in person or by proxy at the Meeting.

The complete voting results from the Meeting are as follows:

1.  Election of Directors

Each of the six nominees listed in the Circular were elected to hold office until the next annual meeting of Shareholders or until his successor is duly elected or appointed. Proxies were tabulated as follows:

Name of Nominee	Votes FOR	% Votes FOR	Votes WITHHELD	% Votes WITHHELD
Philip Williams	28,340,428	98.75%	358,434	1.25%
Richard Patricio	23,008,311	80.17%	5,690,553	19.83%
Leigh Curyer	28,672,931	99.91%	25,932	0.09%
Christopher McFadden	28,217,466	98.32%	481,398	1.68%
Peter Netupsky	28,312,966	98.66%	385,897	1.34%
Mark Raguz	26,196,248	91.28%	2,502,615	8.72%

2.   Appointment of Auditor

KPMG LLP was re-appointed as auditor of the Company until the close of the next annual meeting of Shareholders at a remuneration to be fixed by the Board of Directors of the Company. Proxies were tabulated as follows:

Votes FOR	% Votes FOR	Votes WITHHELD	% Votes WITHHELD
30,737,426	99.97%	7,868	0.03%

About IsoEnergy Ltd.

IsoEnergy (NYSE American: ISOU; TSX: ISO) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource. IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

Cautionary Statement Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of U.S. securities laws (collectively, "forward-looking statements"). Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". These forward-looking statements may relate to the Company's properties, including increased demand for and interest in nuclear power and uranium; and any other activities, events or developments that the Company expects or anticipates will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, assumptions that the results of planned exploration and development activities are as anticipated; the anticipated mineralization of IsoEnergy's projects being consistent with expectations and the potential benefits from such projects and any upside from such projects; the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company's planned activities will be available on reasonable terms and in a timely manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: negative operating cash flow and dependence on third party financing; uncertainty of additional financing; no known mineral reserves; aboriginal title and consultation issues; reliance on key management and other personnel; actual results of exploration activities being different than anticipated; changes in exploration programs based upon results; availability of third party contractors; availability of equipment and supplies; failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena; other environmental risks; changes in laws and regulations; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; other risks associated with the mineral exploration industry; and general economic and political conditions in Canada, the United States and other jurisdictions where the Company conducts business. Other factors which could materially affect such forward-looking statements are described in the risk factors in IsoEnergy's most recent annual management's discussion and analysis and annual information form and IsoEnergy's other filings with securities regulators which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. IsoEnergy does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

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SOURCE IsoEnergy Ltd.

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%CIK: 0001997377

For further information: For further information, please contact: Philip Williams, CEO and Director, info@isoenergy.ca, 1-833-572-2333, X: @IsoEnergyLtd, www.isoenergy.ca

CO: IsoEnergy Ltd.

CNW 17:30e 25-JUN-25